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No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION
FROM SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

ARES CAPITAL CORPORATION
IVY HILL ASSET MANAGEMENT L.P.

280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

and

2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael J. Arougheti President Ares Capital Corporation 280 Park Avenue, 22nd Floor Building East New York, NY 10017 (212) 750-7300	Michael D. Weiner General Counsel Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067 (310) 201-4200	Joshua M. Bloomstein General Counsel Ares Capital Corporation 280 Park Avenue, 22nd Floor Building East New York, NY 10017 (212) 750-7300

Copies to:

Monica Shilling Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067 (310) 557-2900	Steven B. Boehm Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0100

November 16, 2010

 TABLE OF CONTENTS

			Page
I.	INTRODUCTION		1
II.	THE COMPANY		2
III.	IVY HILL AND THE FUNDS		3
IV.	REASONS FOR REQUEST		4
	A.	The Growth and Increased Profitability of the Company	4
V.	DISCUSSION OF AUTHORITY		5
	A.	Section 12(d)(3)	5
	B.	Ownership of Ivy Hill is Consistent with the Purposes Fairly Intended by the 1940 Act's Policies and Provisions	7
	C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers	12
	D.	Holding Ivy Hill is Consistent With the Protection of Investors	14
	E.	Allowing the Company to Continue to Hold Ivy Hill is Appropriate in the Public Interest	14
	F.	Conclusion	15
VI.	CONDITIONS		15
VII.	AUTHORIZATION		16

i

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

 ARES CAPITAL CORPORATION
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

 IVY HILL ASSET MANAGEMENT L.P.
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

File No. 812-
Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.     INTRODUCTION

        Ares Capital Corporation (the "Company" or "ARCC"), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC") under Section 54(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), hereby applies for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the 1940 Act1 granting an exemption from the provisions of Section 12(d)(3), to the extent necessary, to permit the Company to purchase or otherwise acquire securities issued by its portfolio company, Ivy Hill Asset Management, L.P. ("Ivy Hill"), in order to allow the Company to continue to hold2 up to 100% of the outstanding voting interests of Ivy Hill at such time as Ivy Hill is required to become a registered investment adviser, or should one or more of Ivy Hill's majority-owned subsidiaries register with the Commission as an investment adviser. The Company believes it would cause substantial economic harm to the Company and, thus, the Company's shareholders, for the Company to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value, which, absent the relief requested, the Company would be required to do.

        The Company formed Ivy Hill in 2007 and currently indirectly wholly owns 100% of Ivy Hill's equity and voting interests. Ivy Hill Asset Management GP, LLC ("Ivy Hill GP") is the general partner of Ivy Hill and the Company is the sole member of Ivy Hill GP. Ivy Hill currently relies on the exemption set forth in Section 203(b)(3) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which provides generally that an investment adviser with fewer than 15 clients is not required to register with the Commission. After the effective date of the Private Fund Investment Advisers Registration Act of 2010 (the "2010 Act"), it is anticipated that Ivy Hill will no longer be exempt from registration and, based on its assets under management, will be required to register with the Commission.

1
Unless otherwise indicated, all section and rule references herein are to the 1940 Act and the rules thereunder.

2
We note at the outset that Section 12(d)(3) prevents the Company from "purchas[ing] or otherwise acquir[ing]" any interest in a registered investment adviser without obtaining exemptive relief. Were the Company to simply continue to hold its current investment in Ivy Hill, relief would not technically be required. However, from a practical perspective, in order to preserve (and ultimately increase) the value of its investment in Ivy Hill, the Company will need to make additional investments in or changes to its current investment in Ivy Hill over the time it is invested in Ivy Hill. Thus, the Company is seeking the relief requested in order for it to continue to hold and invest in Ivy Hill.

        Ivy Hill currently manages directly, or through one of its wholly owned subsidiaries, IHSM LLC and ACKB LLC (together, the "Ivy Hill Subs"), a number of private investment funds ("Funds").3 In addition, Ivy Hill may, from time to time, deem it appropriate to establish one or more additional majority-owned subsidiaries through which it will manage one or more additional funds. One or more of such existing or future majority-owned subsidiaries may be required to register with the Commission as investment advisers.4 The Company believes that the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section V.C., below, the Commission has granted relief similar to that being requested here to Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, and General American Investors Company, Inc.

II.    THE COMPANY

        The Company, a Maryland corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The Company's principal place of business is 280 Park Avenue, 22nd Floor, Building East, New York, NY 10017. In connection with its initial public offering, the Company filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933. The Company completed its initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional equity capital through subsequent equity offerings from time to time.

        The Company is one of the largest BDCs, with approximately $12 billion of total committed capital under management as of June 30, 2010, including available debt capacity (subject to leverage restrictions), funds co-managed by the Company and funds managed or sub-managed by Ivy Hill. The Company has qualified and elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986 (the "Code") and intends to continue to qualify as a RIC in the future. Shares of the Company's common stock are traded on NASDAQ under the symbol "ARCC". As of September 29, 2010 there were 192,167,337 shares of the Company's common stock issued and outstanding.

        The Company's investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. The Company invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent, the Company also makes equity investments.

        The Company's business and affairs are managed under the direction of a board of directors (the "Board"). The Board currently consists of nine members, five of whom are not "interested persons" of the Company as defined in Section 2(a)(19) of the Act (the "Independent Directors"). The Board has delegated daily management and investment authority to Ares Capital Management LLC ("ACM") pursuant to an investment advisory and management agreement between ACM and the Company (the "Investment Advisory Agreement"). ACM is registered with the Commission under the Advisers Act. Ares Operations LLC ("Ares Administration") serves as the Company's administrator pursuant to an administration agreement between Ares Administration and the Company.

3
In addition to directly managing certain private investment funds, Ivy Hill also serves as sub-adviser or sub-manager to certain other private investment funds. Any reference in this Application to Ivy Hill serving as a manager is intended to also encompass its sub-advisory and sub-management services.

4
To the extent it is determined that a wholly owned subsidiary of Ivy Hill is required to register with the Commission as an investment adviser, this request for relief is intended to cover the continued ownership by Ivy Hill of the subsidiaries.

III.    IVY HILL AND THE FUNDS

        Ivy Hill, a Delaware limited partnership, either directly or through the Ivy Hill Subs, currently manages the investment and reinvestment of the assets of the following Funds:

        Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill Fund I") was initially funded in November 2007 with $404.0 million of capital, including a $56.0 million investment by ARCC consisting of $40.0 million of Class B notes and $16.0 million of subordinated notes. Ivy Hill Fund I primarily invests in first and second lien bank debt of middle market companies.

        Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill Fund II") was established on November 5, 2008. It was initially funded with $125.0 million of subordinated notes. Ivy Hill Fund II primarily invests in first and second lien bank debt and subordinated notes of middle market companies. Ivy Hill Fund I and Ivy Hill Fund II (the "Ivy Hill Funds") are managed by Ivy Hill Management and are Cayman Islands exempted companies with limited liability ("Cayman Companies").

        CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd (the "CoLTS Funds") are Cayman Companies and are managed by Ivy Hill pursuant to sub-management agreements with each CoLTS Fund's respective manager. Each CoLTS Fund primarily invests in first and second lien bank debt of middle market companies.

        Firstlight Funding I, Ltd. ("FirstLight") is a Cayman Company managed by Ivy Hill pursuant to a sub-management agreement with FirstLight's collateral manager. FirstLight is primarily invested in first lien and second lien bank debt of middle market companies.

        On December 29, 2009, Ivy Hill acquired Allied Capital Corporation's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund, L.P. (now referred to as Ivy Hill Senior Debt Fund, L.P. ("Ivy Hill SDF"). Ivy Hill SDF currently has approximately $240 million of committed capital invested primarily in first lien loans and, to a lesser extent, second lien loans of middle-market companies.

        In March 2010, Ivy Hill acquired Allied Capital Corporation's management rights in respect of, and equity interests in, Knightsbridge CLO 2007-1 Ltd. and Knightsbridge CLO-2008 Ltd (together, the "Knightsbridge Funds"). The Knightsbridge Funds are Cayman Companies managed by ACKB LLC and invest primarily in first lien and second lien bank debt of middle market companies.

        Each of the Funds relies on Section 3(c)(7) for an exclusion from regulation under the Act. As of June 30, 2010, Ivy Hill and the Ivy Hill Subs had total committed capital under management of over $2.5 billion.5

5
Assuming that Ivy Hill's assets under management remain at or above this level, Ivy Hill will be ineligible to rely on the limited exemptions from registration set forth in the 2010 Act. Thus, Ivy Hill will be required to register with the Commission prior to the effective date of that Act.

IV.    REASONS FOR REQUEST

  A.
  The Growth and Increased Profitability of the Company

        The Company believes that Ivy Hill's business will continue to grow, whether through organic growth or through acquisitions, which, in turn, will increase its assets under management. The Company believes that the increase in Ivy Hill's assets under management is in the best interests of the Company and its shareholders because: (1) as Ivy Hill's assets under management increase, the value of the Company's investment in Ivy Hill—approximately $85.4 million at cost as of June 30, 2010—will likely increase; (2) the Company has expended capital and other resources to develop Ivy Hill and to further Ivy Hill's growth, and the Company's shareholders should be permitted to benefit from Ivy Hill's future growth and profitability as a registered investment adviser; and (3) it would likely cause substantial economic harm to the Company and, thus, the Company's shareholders, for the Company to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value and during a time of depressed valuation levels for asset managers, which regulatory limitations would, absent relief, require the Company to do.

        1.    As Ivy Hill's assets under management increase, the value of the Company's investment will likely increase.    As Ivy Hill's assets under management increase, the revenue generated by the advisory fees it charges is also expected to increase. The increased revenue should, in turn, result in an increase in the value of the Company's investment in Ivy Hill, which will inure to the benefit of the Company's shareholders. Further, Ivy Hill could be even more attractive as an asset manager if it were a registered investment adviser, which could lead to additional assets under management, and this benefit should, again, inure to the Company's shareholders. In addition, the growth of Ivy Hill's assets under management over time should reduce Ivy Hill's operating expense ratios and, thus, increase its profitability. Ivy Hill's operating expenses as a percentage of its assets under management are likely to decline as Ivy Hill's assets under management increase because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. Therefore, over time, the Company's shareholders should gain additional value from the Company's investment.

        2.    The Company has expended capital and other resources to develop Ivy Hill and further Ivy Hill's growth and the Company's shareholders should be permitted to benefit from Ivy Hill's future growth and profitability as a registered investment adviser.    The Company enters into each investment it makes for the purpose of adding value to the portfolio company. The Company's relationship to Ivy Hill is an example of this approach to investing. From its initial formation of Ivy Hill, through its investment of capital and other resources, the Company has contributed to Ivy Hill's growth. Since Ivy Hill's creation, the Company has provided financing to fund working capital and to support the asset management activities of Ivy Hill. In addition, the Company's senior-level professionals provide managerial assistance to Ivy Hill's management team to assist them with building their business. These investments of capital and other resources are the means through which the Company grows the value of its portfolio investments and, in turn, grows its returns to its shareholders. The Company has significantly contributed to the growth in the value of its investment in Ivy Hill, and the Company believes that it is likely that Ivy Hill will become even more valuable as a registered investment adviser. Allowing the Company to continue to hold and invest in Ivy Hill as a portfolio company following its registration as an investment adviser (which, absent relief, the Company would not be able to do) is both consistent with the investment objectives of the Company and beneficial to the Company's shareholders.

        3.    It would likely cause substantial economic harm to the Company and, thus, the Company's shareholders for the Company to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value and during a time of depressed valuation levels for asset managers, which regulatory limitations would, absent relief, require the Company to do.    Ivy Hill is currently an indirectly wholly owned portfolio company of the Company, and, as noted above, the imposition of the new regulatory regime under the 2010 Act makes it likely that it will soon be required to register with the Commission as an investment adviser. If the requested Order is not issued, the Company would not be able to make any incremental investment in Ivy Hill once Ivy Hill becomes a registered investment adviser, thus not allowing the Company to preserve the value of its existing investment or to participate in any future growth. As a practical matter, this would mean the Company would be forced to dispose of its interests in Ivy Hill. The Company believes that such a disposition, at a time when its investment in Ivy Hill has not reached its maximum potential value and when valuation levels for asset managers are at depressed levels, would be premature and imprudent. Most importantly, such an exit would be disadvantageous to the Company's shareholders to the extent the Company would be denied the opportunity to realize its maximum potential return on the investment and, in fact, a sale of the Company's interests in Ivy Hill at the present time could result in a return of capital to the Company in an amount less than the cost of the existing investment.

        The Company's management and its Board have considered each of the factors discussed above and believe that ensuring the ability to continue to own and invest in Ivy Hill is in the best interests of the Company's shareholders and its business. In the absence of the requested exemptive relief, the Company would be left with only one, undesirable, option—to transfer its current ownership interests in Ivy Hill to an unaffiliated third party, thus losing the benefit of its continuing investment in Ivy Hill and potentially losing money on its investment. Such a disposition is not only inconsistent with the Company's stated business model, but would eliminate any opportunity for the shareholders of the Company to benefit from Ivy Hill's growth despite the Company's extensive involvement in the development of Ivy Hill's asset management business. More importantly, such a sale would likely result in substantial economic harm to the Company and, thus, the Company's shareholders. As discussed above, the Company's investment objective is to achieve current income and capital appreciation through debt and equity investments. Continuing to keep Ivy Hill as a portfolio company and to grow the Ivy Hill business is consistent with the Company's investment objective and stated business model and furthers the Company's Congressional mandate as a BDC to bring capital to middle market companies.

        The Company currently provides information regarding its investment in Ivy Hill to its shareholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other significant investments. Any material risks to the Company and its business from the growth in its investment in Ivy Hill and the expected growth of Ivy Hill would also be identified and publicly disclosed.

        Since forming Ivy Hill in 2007, the fair value of the Company's investment in Ivy Hill has grown to approximately $105 million as of June 30, 2010. In that same time, Ivy Hill has grown to have approximately $2.5 billion in assets under management. As discussed further in Section IV, below, it would be counter to the purposes of the legislation that created BDCs to require the Company to dispose of Ivy Hill because its growth has been successful, a result fueled largely by the investments in it made by the Company.

V.    DISCUSSION OF AUTHORITY

  A.
  Section 12(d)(3)

        Section 12(d)(3) provides that:

      [i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which...are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

        Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

        The Company currently indirectly wholly owns Ivy Hill. However, it is not expected that Ivy Hill would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.6 As noted in a recent no-action letter,7 the legislative history of Section 12(d)(3) supports the interpretation of the phrase "related activities" in Section 12(d)(3)(B) to include advisory services, which, if included, would permit a closed-end registered investment company and, therefore, a BDC, to own interests and invest additional capital in a registered investment adviser. The Company's current ownership of Ivy Hill, if it becomes necessary for it to register as an investment adviser and if "related activities" is not interpreted to include advisory services, would not cause the Company to be in violation of the provisions of Section 12(d)(3); however, the Company would no longer be able to make additional investments in Ivy Hill unless the requested Order is issued. As a practical matter, this would require the Company to dispose of its interests in Ivy Hill which, as noted above, would cause substantial economic harm to the Company and, thus, its shareholders.

While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be "primarily engaged" in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company context has taken the position that "primarily engaged" means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 ("In various contexts, the term 'primarily engaged' in a business has been taken to mean that at least 55% of a company's assets are employed in, and 55% of a company's income is derived from, that business.").

ASA Limited, SEC No-Action (pub. avail. July 23, 2010).

6

        Rule 12d3-1 under the Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

          (a)   Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company ("acquiring company") may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

          (b)   Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

            (1)   Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer's equity securities;

        Since the Company expects that all of Ivy Hill's gross revenues will be derived from "securities related activities" as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding securities of Ivy Hill, an exemption pursuant to Rule 12d3-1(a) or (b) from the provisions of Section 12(d)(3) does not appear to be applicable.

        As more fully set forth below, the Company believes that continuing to be permitted to make investments in Ivy Hill is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to other BDCs and registered closed-end investment management companies to allow those companies to establish an investment adviser subsidiary.8

  B.
  Ownership of Ivy Hill is Consistent with the Purposes Fairly Intended by the 1940 Act's Policies and Provisions

        Holding Ivy Hill as a portfolio company of the Company does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and quid pro quo-related conflicts of interest. Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, for the most part, to protect investment companies from making what were considered at the time to be risky investments.9 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company's exposure to the "'entrepreneurial risks,' or general liabilities, that are peculiar to securities related businesses."10 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.11 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and registered investment adviser.

See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) ("Manifestly, the rational of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.")

10
See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities—Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

7

        While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,12 today's financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into structures that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository ("IARD") as of April 6, 2007, the vast majority (88.92%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 4% of registered investment advisers that were organized as general partnerships.13

        The Company's shareholders are not exposed to the risk of unlimited liability associated with an interest in Ivy Hill, because they are insulated by a layer of liability protection between Ivy Hill and the Company as Ivy Hill is organized as a separate entity and is structured as a limited partnership. (Ivy Hill GP is structured as a limited liability company and thus the Company also has limited liability with respect thereto.) Therefore, if Ivy Hill were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in Ivy Hill (and in the general partner) just as the Company would in the case of losses incurred by any other portfolio investment. Ivy Hill may also establish majority-owned subsidiaries that may be required to register as investment advisers. The Company's business, including its other portfolio companies, would be protected from any additional monetary or legal liability. Further, the Company would be required to disclose any material risks to its investment in Ivy Hill in its periodic filings with the Commission.

See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2007) (50.5% of all registered investment advisers were organized as corporations and 38.39% were organized as limited liability companies).

8

        Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.14 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the "Investment Trust Study").15 For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.16 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks' underwriting endeavors in an effort to increase the banks' underwriting capacity.17 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as "propping." Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to "prop" up the value of the affiliate's stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.18

        As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.19 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.20

15 U.S.C. § 80a-1(b)(2) (1940).

H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)

16
Id. part I, at 76-77.

17
Id.

18
Id. Part III, at 131 ("Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.").

19
See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter "Release 4044").

See id.

9

        Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. As discussed previously, the Company is a well-established and financially successful BDC that has an extensive portfolio of investments of which Ivy Hill is currently a part. As a result, Ivy Hill would, as a registered investment adviser, remain but a single component of a much larger organization, and will not be in a position to exercise control or influence over the Company. Further, the Company currently owns 100 percent of the voting interests in Ivy Hill and, if the requested relief is granted, will maintain at least a majority ownership of the voting interests in Ivy Hill for so long as it is one of the Company's portfolio companies in order to continue to exercise oversight for the strategic direction of Ivy Hill, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.

        As a condition to the Company's requested relief, the Company will not dispose of any voting interests of Ivy Hill if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of Ivy Hill unless the Company disposes of 100 percent of its interest in Ivy Hill in order to prevent the Company from becoming a minority shareholder of Ivy Hill. Moreover, because the Company is managed by ACM and expects in the future to continue to be so managed, it will not be dependent on Ivy Hill for the provision of investment advice or other services. In addition, while the Company intends for Ivy Hill to continue its growth and success (which, in turn inures to the benefit of the Company's shareholders), the Company's financial success will not be dependent upon Ivy Hill's success.

        On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief. In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).21 The Commission later substantively amended Rule 12d3-1 in 198422 and 1993.23

See Release 4044, supra note 19.

See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

See Investment Company Act Release No. 19716, supra note 10.

10

        Holding Ivy Hill as a portfolio company of the Company is consistent with the general intent behind the adoption of Rule 12d3-1. When the Rule was adopted in its original form in 1964, the Commission noted that "[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios."24 The Commission further noted that "[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests."25

        Thus, in adopting the Rule, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

        In the present case, the Company is requesting that the Commission reduce the restrictions on the investments that it can make in a company that is engaged in securities-related activities, and the Company submits that such investment will not raise issues regarding conflicts of interest and reciprocal practices. Such issues will not arise for the reasons noted herein and because the Company will always own at least a majority of the voting interests in Ivy Hill. Furthermore, because Ivy Hill is a downstream affiliate of the Company, the ownership of Ivy Hill by the Company does not involve prohibited affiliated transactions because of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of business development companies. In adopting Rule 57b-1, the Commission acknowledged that it was the intent of Congress that a statutory exemption be provided for a BDC's transactions with non-controlled and controlled downstream affiliates.

See Release 4044, supra note 19.

See Release 4044, supra note 19.

11

        It is the Company's belief that an exemption from Section 12(d)(3) is warranted where a BDC maintains ownership of a registered investment adviser as a portfolio company. It will permit the Company to continue to realize the increase in the value of a portfolio company to which it has invested considerable resources. Allowing the Company to continue making investments in Ivy Hill is both consistent with the purposes fairly intended by the 1940 Act's policies and provisions, and advances the primary purpose behind the legislation that created BDCs—namely, "to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities ...; [and to] encourage increased cooperation .... to promote capital formation."26 Further, as previously noted, if the requested relief is not granted, the Company will be forced to dispose of the Company's current interests in Ivy Hill when it is required to register with the Commission as an investment adviser. Doing so runs counter to the purposes of the legislation governing BDCs, which mandates that BDCs assist in the growth and development of their portfolio companies.27

  C.
  The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers

        The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary.28 For example, The Vanguard Group, Inc. ("TVGI"), obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.29 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and Ivy Hill that does not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds. Furthermore, the need for the relief requested is even more compelling in the present request for relief than that presented in the Vanguards Funds application because there, no harm would come to the Vanguard Funds if relief were not granted because the relationship was, at that point, theoretical. In contrast, the relationship between the Company and Ivy Hill is currently existing and well-established and, as noted above, if the relief is not granted, there will be actual harm to the Company and, thus, the Company's shareholders.

S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

See Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

28
In addition, recently the staff of the Commission granted no-action relief to ASA Limited, SEC No-Action (pub. avail. July 23, 2010). In that request for relief, an internally managed, closed-end investment company requested assurance that the staff would not recommend enforcement action if the company formed an advisor subsidiary. ASA Limited asserted that such a structure would be efficient and beneficial to the company's shareholders. In footnote 13 of the staff's response, the staff noted with particularity that business development companies were not to rely on the relief as precedent. Notwithstanding footnote 13, the Company believes the conditions upon which the staff based its no-action relief are instructive and are willing to comply with similar conditions.

See Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (Mar. 4, 1977) (order) (permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

12

        Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit internally managed closed-end investment companies, which are functionally and structurally similar to BDCs, to establish investment adviser subsidiaries.30 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund's management function.31 The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because Ivy Hill will not serve as an investment adviser to the Company.

        In 1996, the Commission issued an order to Baker, Fentress & Company, et al. ("Baker Fentress"), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. ("LEVCO"), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships. Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO's registered investment adviser's wholly owned subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.

        Because New LEVCO would be Baker Fentress' investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(1), so that Baker Fentress' directors would not be deemed to be "interested" persons of Baker Fentress solely because of Baker Fentress' ownership of New LEVCO. As stated previously, the Company's request for exemptive relief does not raise this issue because Ivy Hill will not be responsible for advising the Company. In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Company's request for relief does not raise any Section 17 concerns because Ivy Hill is a downstream affiliate of the Company. As a BDC, the limitations on transactions with affiliates are regulated by Section 57. Pursuant to Rule 57b-1, transactions with a downstream affiliate of the Company, like Ivy Hill, are exempt from the provisions of Section 57(a). This exemption would also apply to any company controlled by Ivy Hill because such companies would also be downstream affiliates of the Company. Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company's acquisition of Ivy Hill does not raise similar concerns.

        While the General American Investors Company, Inc., and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Company's request, they each involved additional facts or circumstances that necessitated additional relief similar to the Baker Fentress application.

See, General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1990) (order) (pursuant to delegated authority).

The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a real estate investment trust organized by PMC Capital, Inc.

13

        The General American Investors Company, Inc.32 and Broad Street Investing Corporation exemptive requests both involved the complete or partial externalization of internal management functions of internally managed funds to the newly formed investment adviser subsidiaries of the funds in question. The PMC Capital, Inc. request for relief proposed that PMC Capital, Inc. and the real estate investment trust advised by PMC Capital, Inc.'s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). The present request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

  D.
  Investing in Ivy Hill is Consistent with the Protection of Investors

        Allowing the Company to continue its investment in Ivy Hill is not only consistent with the protection of investors, but it benefits the Company's shareholders. Holding and continuing to invest in Ivy Hill as a portfolio company following its registration as a registered investment adviser ensures that the economic benefit to be derived from its operations will benefit the shareholders of the Company. Moreover, if the relief requested is not granted, the Company and, thus, the Company's shareholders, will likely suffer substantial economic harm because the Company will be required to prematurely divest its investment in Ivy Hill prior to Ivy Hill achieving its maximum potential value during a time of depressed valuation levels for asset managers.

        Ivy Hill will also not subject the Company's shareholders to additional risks. Because Ivy Hill will continue to be but one of the Company's portfolio companies, representing less than 3% of the fair value of the Company's investments as of September 30, 2010, continuing to invest in Ivy Hill following its registration as a registered investment adviser should not adversely impact the Company's risk profile. In addition, the Company will have a controlling interest in Ivy Hill and have the ability to exercise influence over Ivy Hill. Furthermore, as discussed previously, the Company is legally and structurally insulated from liability in connection with Ivy Hill's business. Therefore, from the perspective of the Company's shareholders, the Company's direct or indirect ownership of Ivy Hill should be viewed no differently than the Company's investment in its other portfolio companies.

        Continuing to hold and make additional investments in Ivy Hill is not inconsistent with the protection of the Company's shareholders. The Company's shareholders' regulatory protections are in no way compromised if Ivy Hill were to be registered and remain a portfolio company of the Company. To the contrary, the Company's shareholders benefit from the fact that Ivy Hill, like the Company, will be extensively regulated by the Commission. The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Securities Exchange Act of 1934 and Ivy Hill, as a registered investment adviser, will be required to comply with the Advisers Act.

  E.
  Allowing the Company to Continue to Invest in Ivy Hill is Appropriate in the Public Interest

        Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

        The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set. Such growth is important to the Company's continued success. The Company further submits that Section 12(d)(3) should not prevent the Company's shareholders from realizing the substantial benefits to be obtained through the Company's continuing ownership of Ivy Hill.

See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

14

        The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part "to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business . . . ."33 This Congressional intent will be furthered by permitting the Company to continue to invest in Ivy Hill. The Company is merely continuing the development of its portfolio company. In addition, the Company will be able to leverage its investment knowledge to support Ivy Hill's portfolio's growth and investments in similar investments. If the requested relief is not granted, the Company will be forced to seek to dispose of its interests in Ivy Hill if, as expected, it is required to become a registered investment adviser, thus causing substantial economic harm to the Company and, thus, its shareholders by preventing the Company from preserving the value of its existing investment in Ivy Hill and losing the value of the growth potential of Ivy Hill—a portfolio company that the Company formed and has been integral in growing.

  F.
  Conclusion

        For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for the purpose of permitting the Company to invest in Ivy Hill as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders and that requiring the Company to sell its ownership interest (the probable outcome if such order is not granted) would cause substantial economic harm to the Company's shareholders.

VI.   CONDITIONS

        The Company agrees that the Order of the Commission granting the requested relief shall be subject to the following conditions:

  1.
  The Company will not dispose of the voting interests of Ivy Hill if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of Ivy Hill unless the Company disposes of 100 percent of its voting interest in Ivy Hill.

  2.
  The Board of Directors of the Company will review at least annually the investment management business of the Company and Ivy Hill in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Ivy Hill and, if appropriate, will approve (by at least a majority of the directors of the Company who are not "interested persons" of the Company as defined by the 1940 Act) at least annually, such continuation.

See Small Business Investment Incentive Act of 1980, supra note 27.

15

VII. AUTHORIZATION

        The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company's Board on November 2, 2010 (attached as Exhibit B).

        All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company and Ivy Hill by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 16th day of November, 2010.

ARES CAPITAL CORPORATION
By:	/s/ JOSHUA M. BLOOMSTEIN
Name: Joshua M. Bloomstein
Title: General Counsel
IVY HILL ASSET MANAGEMENT, L.P.
By:	/s/ MITCHELL S. GOLDSTEIN
Name: Mitchell S. Goldstein
Title: Authorized Person

16

 EXHIBIT A

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

        The undersigned states that he has duly executed the foregoing Application, dated November 16, 2010, for and on behalf of Ares Capital Corporation; that he is the Vice President and General Counsel of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

ARES CAPITAL CORPORATION
By:	/s/ JOSHUA M. BLOOMSTEIN
Name: Joshua M. Bloomstein
Title: General Counsel

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

        The undersigned states that he has duly executed the foregoing Application, dated November 16, 2010, for and on behalf of Ivy Hill Asset Management L.P.; that he is authorized to execute this statement on behalf of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

IVY HILL ASSET MANAGEMENT, L.P.
By:	/s/ MITCHELL S. GOLDSTEIN
Name: Mitchell S. Goldstein
Title: Authorized Person

A-1

 EXHIBIT B

Resolution of the Board of Directors of Ares Capital Corporation
dated November 2, 2010

        WHEREAS, the Corporation currently indirectly owns 100% of the equity and voting interests IHAM;

        WHEREAS, the Board anticipates that IHAM will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

        WHEREAS, the Board believes that the ability to continue to own and invest in IHAM is in the best interests of the Corporation and its stockholders;

        WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

        WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

        NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers;

        RESOLVED FURTHER, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

        RESOLVED FURTHER, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and

        RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

B-1

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
  EXHIBIT A
  EXHIBIT B
Resolution of the Board of Directors of Ares Capital Corporation dated November 2, 2010